UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of May, 2004

Commission File Number:  1-14842


                                   e-SIM LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


             19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel
             ------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|           No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                     Sequential
  Exhibit                           Description                     Page Number
  -------                           -----------                     -----------

   1.                    Press release, dated May 13, 2004.              3



   2.                    Press relase, dated May 20, 2004.               5









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
MEDIA CONTACT:                                               INVESTOR CONTACT:

Judyth Eichenholz                                            Yaron Eldad
e-SIM Ltd.                                                   e-SIM Ltd.
+1-888-742-9364                                              +972-2-587-0770
judyth@e-sim.co.il                                           yaron@e-sim.co.il
------------------                                           -----------------



                 E-SIM COMPLETES $2,300,000 IN EQUITY FINANCING
                        REDUCES AND REFINANCES BANK LOANS


JERUSALEM, ISRAEL, MAY 13, 2004 -- E-SIM LTD. (OTCBB: ESIM.OB), A LEADING PROVIDER OF MMI (MAN-MACHINE INTERFACE) SOLUTIONS FOR WIRELESS DEVICES, ANNOUNCED TODAY THAT IT HAS COMPLETED AN EQUITY FINANCING IN THE AMOUNT OF $2,300,000. THE BELZBERG GROUP, THE COMPANY'S MAJOR SHAREHOLDERS, LED THE ROUND.

Parallel to the investment, the company's debt to two major bank creditors has been reduced and refinanced, replacing a short term debt of $3,295,000 as of January 30, 2004 with $2,495,000 of 5 year long term debt. The refinancing will result in a gain of $400,000 to e-SIM shareholders.

"Our investment in the company together with other investors is a sign of our faith in e-SIM's ability to deliver profitability in the year ahead from the agreements already signed with leading wireless hardware and software platform vendors such as Texas Instruments and Motorola Semiconductors as well as the important new customers currently in negotiations," said Marc Belzberg, e-SIM's Chairman and CEO. "The significant reduction in debt is also a very positive development improving our balance sheet and reducing our annual interest expenses.

"With its mature, market-proven customizable and scalable MMI Solution, e-SIM provides this market with the capability to create many different user experiences within a short time, at low cost and with little risk. e-SIM's MMI Solution is rapidly gaining prominence in this fast-growing field, and is well positioned for growth. e-SIM's royalty-based business model helps secure a steady future revenue stream, enabling the company to gain long-term recurring revenue by leveraging on its penetration into major accounts."


ABOUT E-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of platform vendors and wireless handset manufacturers, including Texas Instruments, Motorola, Renesas, Ericsson Mobile Platforms, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of


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
competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

                                      # # #









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
MEDIA CONTACT:                                                INVESTOR CONTACT:

Judyth Eichenholz                                             Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
judyth@e-sim.co.il                                            yaron@e-sim.co.il
------------------                                            -----------------



SASKEN TO BUNDLE e-SIM'S MMI SOLUTION WITH ITS SOLUTION FOR WIRELESS HANDSETS

JERUSALEM, ISRAEL MAY 20, 2004 - E-SIM LTD. -- E-SIM LTD. (OTCBB: ESIM.OB), A LEADING PROVIDER OF MAN MACHINE INTERFACE (MMI) SOLUTIONS FOR WIRELESS PLATFORMS AND DEVICE MANUFACTURERS, ANNOUNCED TODAY THAT THEY HAVE SIGNED AN AGREEMENT WITH SASKEN, A LEADING PROVIDER OF TELECOMMUNICATIONS SOFTWARE SOLUTIONS, TO OFFER E-SIM'S MMI SOLUTION BUNDLED WITH SASKEN'S MOBILE SOFTWARE SOLUTIONS TO THEIR CUSTOMERS.

The agreement enables handset vendors to shorten their development process by providing Sasken's suite of software solutions, with a leading MMI, optimized for immediate porting onto the hardware platform being deployed. This removes the need for handset vendors to spend time developing software solutions in-house, allowing them to focus on their core areas of competency.

The combined solution allows Sasken's customers to use the integrated reference design, development and customization tools to quickly create customized MMIs. This enables manufacturers to bring state-of-the-art customized phones to market faster, as well as creating multiple handset versions targeted at specific markets and user groups.

Through this agreement e-SIM will be entitled to royalty payments for each manufactured handset that includes the bundled solution, and will also receive revenue from selling its development tools and professional services to the handset manufacturers.

Marc Belzberg, CEO of e-SIM said, "The joint offering with Sasken creates a strong bundled offering combining both companies' world-leading software solutions enabling handset manufacturers to quickly and easily create superior handsets. We are pleased that another major market player is adopting our MMI Solution. This agreement, following other major agreements such as the ones with Texas Instruments and with Motorola is another affirmation of the fact that e-SIM's MMI Solution is rapidly becoming the de-facto standard MMI solution for the wireless industry"


ABOUT E-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of wireless handset manufacturers and platform vendors, including Motorola, NEC, Kyocera, BenQ, Ericsson Mobile Platforms and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.

ABOUT SASKEN

Sasken is a world class telecom software solutions provider offering a unique combination of complementary IP software components, research and development consultancy as well as software services to many of the leading semiconductor manufacturers, network equipment companies, and global wireless handset developers. Established in 1989, Sasken employs over 1400 staff, operating from a state of the art research and development centre in Bangalore, India with offices in Canada, China, Germany, Japan, Sweden, UK and US.

For more information go to www.sasken.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #






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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             e-SIM LTD.


Date:  June 2, 2004                          By     /s/ Yaron Eldad
                                                   -----------------------------
                                             Name:  Yaron Eldad
                                             Title: Chief Financial Officer
                                                    and Chief Operating Officer











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